Exhibit 99.30

EIGHTH AMENDED AND RESTATED JOINT FILING AGREEMENT

This Eighth Amended and Restated Joint Filing Agreement (this "Agreement") amends and restates the Seventh Amended and Restated Joint Filing Agreement, dated December 9, 2024.

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Lexicon Pharmaceuticals, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of each such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 2, 2026

INVUS L.P.

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, President of Invus Advisors L.L.C.,
its general partner
Date: February 2, 2026

INVUS ADVISORS L.L.C.

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, President
Date: February 2, 2026

INVUS PUBLIC EQUITIES, L.P.

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, President of Invus Public Equities
Advisors, LLC, its general partner
Date: February 2, 2026

INVUS PUBLIC EQUITIES ADVISORS, LLC

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, President
Date: February 2, 2026

INVUS GLOBAL MANAGEMENT, LLC

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, President
Date: February 2, 2026

SIREN, L.L.C.

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, President
Date: February 2, 2026

AVICENNA LIFE SCI MASTER FUND LP.

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, Chief Executive Officer
of Avicenna Life Sci Master GP LLC, its general partner
Date: February 2, 2026

AVICENNA LIFE SCI MASTER GP LLC

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, Chief Executive Officer
Date: February 2, 2026

ARTAL PARTICIPATIONS S.à r.l.

Signature: /s/ Pierre Claudel
Name/Title: Pierre Claudel, Manager
Date: February 2, 2026

ARTAL INTERNATIONAL S.C.A.

Signature: /s/ Anne Goffard
Name/Title: Anne Goffard, Managing Director of Artal
International Management S.A., its managing partner
Date: February 2, 2026

ARTAL INTERNATIONAL MANAGEMENT S.A.

Signature: /s/ Anne Goffard
Name/Title: Anne Goffard, Managing Director
Date: February 2, 2026

ARTAL GROUP S.A.

Signature: /s/ Anne Goffard
Name/Title: Anne Goffard, Authorized Person
Date: February 2, 2026

WESTEND S.A.

Signature: /s/ Anne Goffard
Name/Title: Anne Goffard, Managing Director
Date: February 2, 2026

STICHTING ADMINISTRATIEKANTOOR WESTEND

Signature: /s/ Amaury Wittouck
Name: Amaury Wittouck, Sole Member of the Board
Date: February 2, 2026

AMAURY WITTOUCK

Signature: /s/ Amaury Wittouck
Name: Amaury Wittouck
Date: February 2, 2026

INVUS US PARTNERS LLC

Signature: /s/ Raymond Debbane
Name: Raymond Debbane, President
Date: February 2, 2026

ULYS, L.L.C.

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane, President
Date: February 2, 2026

RAYMOND DEBBANE

Signature /s/ Raymond Debbane
Name/Title: Raymond Debbane
Date: February 2, 2026